KMS FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc.)

Audited Financial Statements

with Report of Independent Registered Public Accounting Firm

December 31, 2019

CONTENTS

1

EISNERAMPER

EisnerAmper LLP
One California Street, Suite 1700
San Francisco, CA 94111
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
KMS Financial Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KMS Financial Services, Inc. (the "Company") a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc., as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2014.

EISNERAMPER LLP
San Francisco, California
March 2, 2020



KMS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash	$11,243,559
Commissions, investment advisory fees and other receivables	6,270,929
Due from broker	1,030,079
Securities owned, at fair value	741,986
Prepaid expenses and other assets	3,513,680
Notes receivable	2,571,856
Right-of-use assets	1,471,980
Contract acquistion costs, net	3,048,339
Deposits with clearing organizations	160,000
Office equipment, net of accumulated depreciation of $532,355	319,329
Deferred income tax asset	175,402
	$30,547,139

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 1,438,651
Commissions payable	5,602,412
Deferred advisory fees	1,856,737
Other deferred revenue	1,339,819
Lease liabilities	1,492,221
Profit sharing contribution payable	785,700
Income taxes payable	238,031
Supplemental retirement benefit payable	446,405
	13,199,976
Commitments and contingencies	
Stockholder's Equity:	
Common stock - no par value:	
Authorized - 50,000 shares, issued and outstanding - 6,568 shares	127,907
Additional paid-in capital	10,690,942
Retained earnings	6,528,314
	17,347,163
	$30,547,139

See accompanying notes to financial statements.

3

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

KMS Financial Services, Inc. (the "Company") is a fully disclosed Broker Dealer and investment advisor registered with the Securities and Exchange Commission ("SEC"). It is also a member of the Financial Industry Regulatory Authority ("FINRA") and is also an insurance general agent. The Company has been serving the independent financial advisor community since 1971. The independent financial advisors are independent contractor agents (registered representatives and investment advisory representatives) and operate primarily in the western United States. The independent financial advisors primarily serve retail clients.

At December 31, 2019, the Company was a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc. ("LTFS"). Effective February 14, 2020, LTFS became a wholly-owned subsidiary of Advisor Group Holdings, Inc., which is controlled by an investor group led by Reverence Capital Partners LLC. (See Note 13 for further information on the transaction.)

New Accounting Standards Adopted

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The Company adopted the provisions of Topic 842 on January 1, 2019, using the modified retrospective approach and the option presented under ASU 2018-11 to transition only active leases as of January 1, 2019.

The Company elected to utilize the transition package of practical expedients permitted within the new standard, which among other things, allowed the Company to carryforward the historical lease classification. The Company made an accounting policy election to keep leases with an initial term of 12 months or less off the Company's statements of financial condition, which resulted in recognizing those lease payments in the statement of operations on a straight-line basis over the lease term. The Company did not elect the hindsight practical expedient when determining the lease terms.

Adoption of the new standard resulted in the recording of right-of-use assets and corresponding lease liabilities of $1.8 million and $1.8 million, respectively, as of January 1, 2019. The adoption of the new standard did not materially impact the Company's statement of operations and the Company's statement of cash flows. The Company's current lease arrangements expire through 2024. See Note 9 for further information.

KMS FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2019
(continued)

Costs to Obtain a Contract with a Customer

The Company capitalizes the incremental costs of obtaining a contract with a customer (independent financial advisor) if the costs (1) relate directly to an existing contract or anticipated contract, (2) generate or enhance resources that will be used to satisfy performance obligations in the future, and (3) are expected to be recovered. These costs are included in contract acquisition costs, net in the statement of financial condition and will be amortized over the estimated customer relationship period.

The Company uses an amortization method that is consistent with the pattern of transfer of goods or services to its customers. Any costs that are not incremental costs of obtaining a contract with a customer, such as costs of onboarding, training and support of independent financial advisors, would not qualify for capitalization.

The Company pays fees to third-party recruiters and bonuses to employees for recruiting financial advisors, which generates ongoing advisory fee revenue, commissions revenue, and monthly service fee revenue to the Company.

An additional cost to obtain an independent financial advisor may include forgivable loans. Forgivable loans take many forms, but they are differentiated by the fact that at inception the loan is intended to be forgiven over time by the Company. The loans are given as an inducement to attract independent financial advisors to become affiliated with the Company. The Company may offer new independent financial advisors a forgivable loan as part of his/her affiliation offer letter. These amounts are paid upfront and are capitalized, then amortized over the expected useful lives of the independent financial advisor's relationship period with the Company.

The balance of contract acquisition costs, net, was $3,048,339 as of December 31, 2019. Amortization on these contract acquisition costs was $307,897 during the year ended December 31, 2019. This amount is included in other expense on the statement of operations. There were no impairments or changes to underlying assumptions related to contract acquisition costs, net, for the period.

Fixed Assets

Fixed assets are carried at cost, net of accumulated depreciation and amortization. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets.

Commissions, Investment Advisory Fees and Other Receivable

Commissions, investment advisory fees and other receivable are stated at their principal balances. The Company uses the allowance method to recognize bad debts. Generally, any receivables over 90 days old are considered delinquent. At December 31, 2019, no allowance was considered necessary. If an allowance was established, any bad debts would be written off against it, when determined to be uncollectible.

5

Generally, when a commission and advisory fee receivable is recognized, a related commission payable is also recognized.

Other receivable primarily includes product support receivable.

Fair Value of Financial Instruments

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market or income approach are used to measure fair value.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

- Level 2 – Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

- Level 3 – Unobservable inputs which reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

The following table presents the carrying values and estimated fair values at December 31, 2019 of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information on their classification within the fair value hierarchy. Such instruments are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
Assets				
Cash	$11,243,559	$11,243,559	-	$11,243,559
Commissions and investment advisory fees receivable	6,270,929	-	$6,270,929	6,270,929
Due from broker	1,030,079	-	1,030,079	1,030,079
Deposits with clearing organizations	160,000	-	160,000	160,000
Contract acquisition costs, net	3,048,339	-	3,048,339	3,048,339
Total	$21,752,906	$11,243,559	$10,509,347	$21,752,906
Liabilities				
Accounts payable, accrued expenses and other liabilities	$2,930,872	-	$2,930,872	$2,930,872
Other deferred revenue	1,339,819		1,339,819	1,339,819
Commissions payable	5,602,412	-	5,602,412	5,602,412
Deferred advisory fees	1,856,737	-	1,856,737	1,856,737
Profit sharing contribution payable	785,700	-	785,700	785,700
Income taxes payable	238,031	-	238,031	238,031
Supplemental retirement benefit payable	446,405	-	446,405	446,405
Total	$13,199,976	-	$13,199,976	$13,199,976

Use of Estimates

GAAP requires management to use estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

2. Accounting Standards Issued, But Not Yet Effective

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurements. This ASU eliminates, adds and modifies certain disclosure requirements for fair value measurements.

The update eliminates the requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, and introduces a requirement to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. This guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company plans to adopt this new accounting standard on January 1, 2020. Adoption is not expected to have a material impact on the Company's financial statements and related disclosures.

3. Cash

The Company maintains its cash accounts in one commercial bank. The total cash balances are secured by the Federal Deposit Insurance Corporation up to $250,000. In the normal course of business, the balances in the Company's cash accounts exceed federally insured limits.

Cash at December 31, 2019 consist of $11,243,559, which includes $100,000 that is segregated in compliance with Federal and other regulations.

4. Due from Broker

As of December 31, 2019, due from broker consisted primarily of cash held at the Company's clearing broker.

5. Securities Owned

Investments in common stocks and U.S. Treasury Notes are carried at fair value based upon quoted market prices.

Securities owned, at fair value	December 31, 2019			
	Level 1	Level 2	Level 3	Total
U.S. Treasury notes	$709,856	-	-	$709,856
Common stock	32,130	-	-	32,130
Total	$741,986	-	-	$741,986

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company uses the alternative method as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2019, the Company had net capital of $7,239,669, which was $6,989,669 in excess of its required net capital under the Rule of $250,000.

The net capital rules may effectively restrict the payment of cash dividends.

7. Supplemental Retirement Agreement

The Company maintains a supplemental retirement agreement covering a former employee/stockholder of the Company. The agreement, which commenced in 1998, provides for monthly benefits of $5,000 for the life of the former employee. The Company has recorded a liability of $446,405 for the supplemental retirement agreement, which is equal to the value of an annuity based on the age and life expectancy of the former employee. The Company's policy is to not fund the annuity.

8. Related Party Transactions

The Company has an expense sharing agreement with LTFS whereby the Company agrees to reimburse LTFS for reasonable expenses paid by them on its behalf. The Company also receives an allocation of product support income and conference income from LTFS. At December 31, 2019, the Company has an intercompany receivable in the amount of $72,478 from LTFS. This amount is included in Prepaid expenses and other assets.

The Company has an expense sharing arrangement with Securities America, Inc. ("SA"), a wholly-owned subsidiary of LTFS, whereby the Company agrees to reimburse SA for reasonable expenses paid by them on its behalf. At December 31, 2019, the Company has an intercompany payable in the amount of $23,465 to SA. This amount is included in Accounts payable, accrued expenses and other liabilities.

The Company has an expense sharing arrangement with Ladenburg Thalmann & Co. Inc. ("LTCO"), a wholly-owned subsidiary of LTFS, whereby the Company agrees to reimburse LTCO for reasonable expenses paid by them on its behalf. At December 31, 2019, the Company has an intercompany payable in the amount of $1,008 to LTCO. This amount is included in Accounts payable, accrued expenses and other liabilities.

LTFS made a $2,400,000 capital contribution to the Company in the third quarter of 2019.

During the year ended December 31, 2019, the Company paid a total of $2,100,000 in dividend distributions to LTFS.

9. Leases

The Company's lease agreements primarily cover office facilities and equipment and expire at various dates. The Company's leases are predominantly operating leases, which are included in right-of-use assets and lease liabilities on the Company's statement of financial condition. The Company's current lease arrangements expire from 2020 through 2024, some of which include options to extend or terminate the lease. However, the Company in general is not reasonably certain to exercise options to renew or terminate, and therefore renewal and termination options are not considered in the lease term or the right-of-use asset and lease liabilities balance.

The Company's lease population does not include any residual value guarantees, and therefore none were considered in the calculation of the lease balances. The Company has leases with variable payments, most commonly in the form of common area maintenance charges, which are based on actual costs incurred. These variable payments were excluded from the right-of-use asset and lease liability balances since they are not fixed or in-substance fixed payments. Leases with variable rate adjustments, such as Consumer Price Index (CPI) adjustments, were reflected based on contractual lease payments as outlined within the lease agreements with lease and non-lease components. The Company has elected the practical expedient to account for lease and non-lease components as a single lease component.

For leases with terms greater than 12 months, right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. The discount rate used to determine the commencement date present value of lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes its incremental borrowing rate. Our lease agreements generally do not provide a readily determinable implicit rate nor is it available to us from our lessors. Instead, the Company estimates the Company's incremental borrowing rate based on information available at either the implementation date of Topic 842 or at lease commencement for leases entered into thereafter in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less with purchase options or extension options that are not reasonably certain to be exercised will not be recorded on the statement of financial condition; the Company will recognize lease expense for these leases on a straight-line basis over the term of the lease.

Lease cost. The Company's components of lease cost for the twelve months ended December 31, 2019, were as follows:

	Twelve Months Ended December 31, 2019
Operating lease cost	$ 416,580
Variable lease cost	77,782
Total lease cost	$ 494,362

Lease commitments. The table below summarizes the Company's scheduled future minimum lease payments under operating leases, recorded on the statement of financial condition as of December 31, 2019:

	Operating Leases
2020	$ 450,000
2021	310,000
2022	317,000
2023	321,000
2024	243,000
Total lease payments	1,641,000
Less imputed interest	149,000
Present value of lease payments	$ 1,492,000

The table below presents additional information related to our leases as of December 31, 2020:

Weighted Average Remaining Lease Term:
Operating leases   4.58 years

Weighted Average Discount Rate:
Operating leases   4.08%

Supplemental cash flow information. The table below presents supplemental cash flow information related to leases during the twelve months ended December 31, 2019:

	Twelve months ended December 31, 2019
Cash paid for amounts included in measurement of lease liabilities:	
Operating cash flows from operating and finance leases	$ 494,362

Non-cash investing and financing activities. The Right-of-use assets obtained in exchange for lease obligations during the twelve months ended December 31, 2019 was:

Adoption of ASC 842:	
Right-of-use asset	$1,471,980
Lease liabilities	1,492,221
Deferred Rent	($20,241)

As of December 31, 2019, we have additional operating leases that have not yet commenced of $146,244. These operating leases will commence in fiscal year 2020 with a lease term of one year.

10. Income Taxes

The Company is a party to a tax-sharing agreement with LTFS and is included in the consolidated U.S. federal and certain combined state income tax returns with LTFS and its subsidiaries. For financial reporting purposes, the Company determines its income tax provision on a standalone basis pursuant to terms of the tax sharing agreement. Consolidated federal and combined state tax liabilities currently payable by the Company pursuant to the tax-sharing agreement will be paid to LTFS. State and local income taxes in jurisdictions where the Company files separately are paid directly to the taxing authority.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date.

KMS FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2019
(continued)

Income tax benefits are recognized for a tax position when, in management's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company accounts for interest and/or penalties arising from income taxes as a component of income tax expense. As of December 31, 2019, the Company has immaterial amounts of uncertain tax positions and related interest and penalties.

Significant components of the Company's deferred tax assets and (liabilities) as of December 31, 2019 are as follows:

Deferred tax asset:	
Lease liability	$341,179
Accrued expenses	141,666
Other	111,489
Total deferred tax assets	594,334
Deferred tax liability:	
Right of use asset	(336,551)
Contract acquisition costs	(82,381)
Total deferred tax liabilities	(418,932)
Net deferred tax asset	$175,402

In assessing our ability to recover its deferred tax assets, we evaluate whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating losses can be utilized. We considered all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income. Based on these considerations, we believe it is more likely than not that the Company will realize the benefit of its deferred tax asset as of December 31, 2019.

The Company files a U.S. federal income tax return and state income tax returns in numerous state and local tax jurisdictions. In the normal course of business, the Company is subject to examination by various taxing authorities. As of December 31, 2019, the Company is subject to U.S. federal and state and local income tax examinations for the years ended 2016 through 2019.

11. Employee Defined Contribution and Profit Sharing Plan

The Company's employees are participants in a pension and profit sharing plan that covers substantially all of the Company's employees.

The plan is a 401(k) plan where the employees may elect to make voluntary contributions pursuant to a salary reduction agreement. The Company may elect to make additional discretionary contributions determined by the Board of Directors. Contributions cannot exceed twenty five percent of compensation. For the year ended December 31, 2019, the Company accrued contributions of $785,700.

12. Contingent Liabilities

In the ordinary course of business, the Company may be named as a respondent in litigation, arbitration or regulatory proceedings and may be subject to unasserted claims primarily in connection with its activities as a securities broker-dealer. When the Company believes that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated, the Company accrues such amount. Disclosure of matters and related amounts is made when the criteria under GAAP is met for such disclosures.

13. Subsequent Events

On November 11, 2019, Ladenburg Thalmann Financial Services Inc. ("LTFS"), the then parent company of KMS Financial Services, Inc., entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among LTFS, Advisor Group Holdings, Inc., a Delaware corporation ("Advisor Group"), and Harvest Merger Sub, Inc., a Florida corporation and a wholly owned subsidiary of Advisor Group ("Merger Sub"). Under the Merger Agreement, on February 14, 2020, Merger Sub merged with and into LTFS (the "Merger"), with LTFS continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Advisor Group. As a result of the Merger, a change of control of LTFS occurred, and LTFS is now a wholly owned subsidiary of Advisor Group, which is controlled by an investor group led by Reverence Capital Partners LLC.

The Merger caused each share of LTFS Common Stock to be cancelled and converted into the right to receive $3.50 in cash (the "Merger Consideration").

Each outstanding option award to purchase LTFS Common Stock (a "LTFS Option") was accelerated. Each holder of an LTFS Option received cash equal to the product of (i) the number of shares subject to the LTFS Option and (ii) the excess of the Merger Consideration over the exercise price per share of the LTFS Option.

All outstanding restricted stock awards of LTFS (a "LTFS Restricted Share") were accelerated with each holder receiving cash equal to the product of (i) the number of LTFS Restricted Shares held and (ii) the Merger Consideration.